UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-15276

Itaú Unibanco Holding S.A.

(Exact name of registrant as specified in its charter)

Itaú Unibanco Holding S.A.

(Translation of Registrant’s Name into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Conceicao

CEP 04344-902 São Paulo, SP, Brazil

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.

Form 20-F Form 40-F .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-

T Rule 101(b)(1):

Yes .

No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-

T Rule 101(b)(7):

Yes .

No

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities

Exchange Act of 1934.

Yes .

No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b):

82-___________________.

Historical resubmission

Version

Reasons for resubmission

Date of update

V2

Update in item 20.2

05/31/2019

V3

Update in itens 12.5/6, 12.7/8, 12.12, 15.1/15.2, 15.3, 15.4, 15.8 e

19.2

06/18/2019

V4

Update in itens 11.1, 12.5/6, 12.7/8 e 21.3

07/29/2019

V5

Update in itens 11.1 and 12.12

11/04/2019

V6

Update in item 18.8

11/22/2019

ITEM 18. SECURITIES

18.8. Describe securities issued abroad, when relevant, indicating, if applicable:

a) identification of the security, indicating the jurisdiction;

b) number;

c) total face value;

d) issue date;

e) debt balance overdue at the end of the previous fiscal year;

f) restrictions on outstanding securities;

g) convertibility into shares or concession of right to subscribe or purchase the issuer’s shares, indicating:

i. conditions;

ii. effects on capital;

h) possibility of redemption, indicating:

i. cases for redemption;

ii. formula for calculation of the redemption amount;

i) when securities are debt-related, please indicate, when applicable:

i. maturity, including early maturity conditions:

ii. interest;

iii. the guarantee and, if secured, a description of the asset that is the subject matter of the guarantee;

iv. in the absence of a guarantee, whether the credit is unsecured or subordinated;

v. possible restrictions imposed on the issuer with respect to:

• the distribution of dividends;

• the disposal of certain assets;

• the contracting of new debt;

• the issue of new securities; and

• corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries.

vi conditions for changing the rights assured by such securities;

vii other relevant characteristics.

Note Program of Itaú Unibanco Holding S.A. (Medium-Term Note Programme)

On March 29, 2010, the Medium-Term Note Program (“Program”) of Itaú Unibanco

Holding S.A., operating through its head office in Brazil or by means of its branch in the Cayman

Islands (“Issuer”), was launched. Below is a description of: (i) the first issue of Subordinated

Notes, (ii) the second issue of Subordinated Notes, (iii) the third issue of Unsecured Notes, (iv)

the reopening of the second issue of Subordinated Notes, (v) the fourth issue of Subordinated

Notes, (vi) the reopening of the fourth issue of Subordinated Notes, (vii) the fifth issue of

Subordinated Notes; (viii) the sixth issue of Subordinated Notes; (ix) the seventh issue of

Subordinated Notes; (x) the eighth issue of Unsecured Notes, (xi) the ninth issue of perpetual

Subordinated Notes, (xii) the tenth issue of perpetual Subordinated Notes, and (xiii) eleventh issue of perpetual Subordinated Notes, all issued within the scope of the Program.

First Issue

First Issue

a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”)

i. The Notes and all documents referring to the Program will be governed by the English laws and the courts of

England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$1,000,000,000.00

d. Issue Date: April 15, 2010.

e. Debt balance on December 31, 2018: R$3,919,980,092

f. Restrictions on Outstanding Securities:

• The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule

144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are

Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

• The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of

Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated

Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of

US$1,000.00.

i. When securities are debt-related, please indicate, when applicable:

i. Maturity, including early maturity conditions

The maturity date of the Notes is April 15, 2020.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the

Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the

Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

(a) If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii. Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 6.20% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months.

iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv. Type: Subordinated. See item “vii” – Other relevant characteristics.

v. Possible restrictions imposed on the issuer with respect to:

• the distribution of dividends: Not applicable.

• the disposal of certain assets: Not applicable.

• the contracting of new debt: Not applicable.

• the issue of new securities: Not applicable.

• corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes.

vi. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes.

The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated

Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution

No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii. Other relevant characteristics:

ii. The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions, possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

iii. The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011,

entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated

Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final

Terms, following the model agreed upon by the Issuer and the Trustee.

iv. The Subordinated Notes are issued solely as book-entry notes.

v. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and

Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

vi. The Dealers of this issue are Banco Itaú Europa S.A. – London Branch, Goldman Sachs & Co., and Morgan

Stanley & Co. Incorporated. The Dealers can be changed by the Issuer at any time.

vii. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the

Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 12, 2015. The first day of listing of the Notes was April 15, 2010.

viii. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the

United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” –

Restrictions on Outstanding Securities.

ix. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

x. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price,

repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the

Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

xi. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17,

1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Second Issue

a. Identification of the security, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

xii. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$1,000,000,000.00

d. Issue Date: September 23, 2010.

e. Debt balance on December 31, 2018: R$3,987,836,202.02

f. Restrictions on Outstanding Securities:

• The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule

144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are

Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

• The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the

Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential

Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of

US$1,000.00.

i. When securities are debt-related, please indicate, when applicable:

i. Maturity, including early maturity conditions

The maturity date of the Notes is January 22, 2021.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time,

the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

(b) If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii. Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 5.75% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and

Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 22 and July 22, beginning January 22, 2011.

iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the

Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv. Type: Subordinated. See item “vii” – Other relevant characteristics.

v. Possible restrictions imposed on the issuer with respect to:

• the distribution of dividends: Not applicable.

• the disposal of certain assets: Not applicable.

• the contracting of new debt: Not applicable.

• the issue of new securities: Not applicable.

• corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of

Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the

Notes.

vi. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated

Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated

Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution

No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes,

the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii. Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

xiii. The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17,

2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the

Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

xiv. The Subordinated Notes are issued solely as book-entry notes.

xv. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and

Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

xvi. The Dealers of this issue are Banco Itaú Europa S.A. – London Branch, Deutsche Bank Securities, Inc., and

JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the

Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 12, 2015. The first day of listing of the Notes was September 23, 2010.

xvii. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the

United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities.

xviii. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

xix. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price,

repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the

Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

xx. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of

August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Third Issue

a. Identification of the security, indicating the Jurisdiction: Medium-Term Senior Notes (“Notes”)

xxi. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: R$500,000,000.00

d. Issue Date: November 23, 2010.

e. Debt balance on December 31, 2015: The issue was settled on November 23, 2015.

Reopening of the Second Issue

a. Identification of the security, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

xxii. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$250,000,000.00, being the second issue total amount, jointly with the first series,

which is US$1,250,000,000.00. See item “vii”– Other relevant characteristics.

d. Issue Date: January 31, 2011.

e. Debt balance on December 31, 2018: R$968,700,000.00

f. Restrictions on Outstanding Securities:

• The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule

144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are

Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

• The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

•

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the

Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential

Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of

US$1,000.00.

i. When securities are debt-related, please indicate, when applicable:

i. Maturity, including early maturity conditions

The maturity date of the Notes is January 22, 2021.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time,

the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

(c) If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii. Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 5.75% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and

Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 22 and July 22, beginning January 22, 2011.

iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the

Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv. Type: Subordinated. See item “vii” – Other relevant characteristics.

v. Possible restrictions imposed on the issuer with respect to:

• the distribution of dividends: Not applicable.

• the disposal of certain assets: Not applicable.

• the contracting of new debt: Not applicable.

• the issue of new securities: Not applicable.

• corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of

Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the

Notes.

vi. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated

Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated

Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution

No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes,

the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii. Other relevant characteristics:

xxiii. The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

xxiv. The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17,

2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the

Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes described herein were issued and distributed by reopening the second issue of

Notes and are the second series of the second issue of Notes under the Trust Deed. The Notes issued in the first series and the Notes issued in the second series of the second issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 12, 2011.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and

Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are Banco Itaú Europa S.A. – London Branch, Deutsche Bank Securities, Inc., and

JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the

Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 12, 2015. The first day of listing of the Notes of the second series of the second issue was January 31, 2011. The first day of listing of the Notes of the first series of the second issue was September 23, 2010.

i. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the

United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities.

ii. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

iii. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price,

repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the

Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

iv. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of

August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Fourth Issue

a. Identification of the security, indicating the Jurisdiction : Medium-Term Notes (“Notes”)

v. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$500,000,000.00

d. Issue Date: June 21, 2011.

e. Debt balance on December 31, 2018: R$1,948,296,639.59

f. Restrictions on Outstanding Securities:

• The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule

144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are

Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

• The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the

Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential

Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of

US$1,000.00.

i. When securities are debt-related, please indicate, when applicable:

i. Maturity, including early maturity conditions

The maturity date of the Notes is December 21, 2021.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time,

the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

(d) If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii. Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 6.20% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and

Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 21 and December 21, beginning December 21 2011.

iii. Guarantees:

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv. Type:

Subordinated. See item “vii” – Other relevant characteristics.

v. Possible restrictions imposed on the issuer with respect to:

• the distribution of dividends: Not applicable.

• the disposal of certain assets: Not applicable.

• the contracting of new debt: Not applicable.

• the issue of new securities: Not applicable.

• corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of

Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the

Notes.

vi. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated

Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated

Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution

No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes,

the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii. Other relevant characteristics:

vi. The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

vii. The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17,

2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the

Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

viii. The Subordinated Notes are issued solely as book-entry notes.

ix. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and

Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

x. The Dealers of this issue are Banco Itaú BBA International S.A. – London Branch and Merrill Lynch, Pierce,

Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the

Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was June 21, 2011.

xi. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the

United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” - Restrictions on Outstanding Securities.

xii. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

xiii. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price,

repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the

Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of

August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Reopening of the Fourth Issue

a. Identification of the security, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

xiv. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$550,000,000.00, being the fourth issue total amount, jointly with the first series,

which is US$1,050,000,000.00. See item “vii” – Other relevant characteristics.

d. Issue Date: January 24, 2012.

e. Debt balance on December 31, 2018: R$2,131,140,000.00

f. Restrictions on Outstanding Securities:

• The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule

144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are

Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

• The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the

Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential

Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of

US$1,000.00.

i. When securities are debt-related, please indicate, when applicable:

i. Maturity, including early maturity conditions

The maturity date of the Notes is December 21, 2021.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time,

the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

(e) If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii. Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 6.20% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and

Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 21 and December 21, beginning June 21, 2012.

iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the

Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv. Type: Subordinated. See item “vii” – Other relevant characteristics.

v. Possible restrictions imposed on the issuer with respect to:

• the distribution of dividends: Not applicable.

• the disposal of certain assets: Not applicable.

• the contracting of new debt: Not applicable.

• the issue of new securities: Not applicable.

• corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of

Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the

Notes.

vi. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated

Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated

Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution

No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes,

the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii. Other relevant characteristics:

xv. The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

xvi. The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17,

2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the

Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes described herein were issued and distributed by reopening the fourth issue of Notes and are the second series of the fourth issue of Notes under the Trust Deed. The Notes issued in the first series and the Notes issued in the second series of the fourth issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 4, 2012.

Of the total amount of the second series of the fourth issue of Subordinated Notes, US$50,000,000.00 come from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final

Terms of the Notes.

i. The Subordinated Notes are issued solely as book-entry notes.

ii. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and

Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

iii. The Dealers of this issue are Itaú BBA USA Securities, Inc., J.P. Morgan Securities LLC, and Merrill Lynch,

Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market,

managed by that stock exchange. The first day of listing of the Notes of the second series of the fourth issue was January 24, 2012. The first day of listing of the Subordinated Notes of the first series of the fourth issue was June 21, 2011.

i. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the

United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities.

ii. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

iii. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price,

repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the

Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

iv. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of

August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Fifth Issue

a. Identification of the security, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$1,250,000,000.00

d. Issue Date: March 19, 2012.

e. Debt balance on December 31, 2018: R$4,915,251,275.22

f. Restrictions on Outstanding Securities:

• The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule

144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are

Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

• The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the

Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential

Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of

US$1,000.00.

i. When securities are debt-related, please indicate, when applicable:

i. Maturity, including early maturity conditions

The maturity date of the Notes is March 19, 2022.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time,

the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

(f) If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii. Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 5.65% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and

Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on March 19 and September 19, beginning September 19, 2012.

iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the

Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv. Type: Subordinated. See item “vii” – Other relevant characteristics.

v. Possible restrictions imposed on the issuer with respect to:

• the distribution of dividends: Not applicable.

• the disposal of certain assets: Not applicable.

• the contracting of new debt: Not applicable.

• the issue of new securities: Not applicable.

• corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of

Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the

Notes.

vi. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated

Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated

Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution

No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes,

the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii. Other relevant characteristics:

v. The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

vi. The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17,

2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the

Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

vii. The Subordinated Notes are issued solely as book-entry notes.

viii. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and

Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

ix. The Dealers of this issue are Itaú BBA Securities, Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce,

Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the

Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2012.

x. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the

United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities.

xi. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

xii. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price,

repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the

Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

xiii. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of

August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Sixth Issue

a. Identification of the security, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

xiv. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$1,375,000,000.00

d. Issue Date: August 6, 2012.

e. Debt balance on December 31, 2018: R$5,439,105,784.93

f. Restrictions on Outstanding Securities:

• The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule

144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are

Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

• The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the

Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential

Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of

US$1,000.00.

i. When securities are debt-related, please indicate, when applicable:

i. Maturity, including early maturity conditions

The maturity date of the Notes is August 6, 2022.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time,

the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

(g) If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii. Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 5.50% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and New

York branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on February 6 and August 6, beginning February 6, 2013.

iii. Guarantees:

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv. Type: Subordinated.

See item “vii” – Other relevant characteristics.

v. Possible restrictions imposed on the issuer with respect to:

• the distribution of dividends: Not applicable.

• the disposal of certain assets: Not applicable.

• the contracting of new debt: Not applicable.

• the issue of new securities: Not applicable.

• corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of

Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the

Notes.

vi. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated

Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated

Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution

No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes,

the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii. Other relevant characteristics:

xv. The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

xvi. The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17,

2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the

Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

Of the total amount of the sixth issue of Subordinated Notes, US$125,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes.

xvii. The Subordinated Notes are issued solely as book-entry notes.

xviii. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and

Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

xix. The Dealers of this issue are Itaú BBA Securities, Inc., J.P. Morgan Securities LLC, and Standard Chartered

Bank. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange.

The first day of listing of the Notes was August 6, 2012.

xx. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the

United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities.

xxi. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

xxii. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price,

repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the

Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

xxiii. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of

August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

xxi. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

xxii. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price,

repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the

Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

xxiii. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of

August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Seventh Issue

a. Identification of the security, indicating the Jurisdiction: Medium-Term Notes (“Notes”)

xxiv. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: US$1,870,000,000.00

d. Issue Date: November 13, 2012

e. Debt balance on December 31, 2018: R$7,270,345,389.88

f. Restrictions on Outstanding Securities:

• The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule

144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are

Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

• The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the

Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential

Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of

US$1,000.00.

i. When securities are debt-related, please indicate, when applicable:

i. Maturity, including early maturity conditions

The maturity date of the Notes is May 13, 2023.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time,

the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

(h) If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

ii. Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 5.125% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon, London and New

York branches, and The Bank of New York Mellon (Luxembourg) S.A.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due very six months on May 13 and November 13, beginning May 13, 2013.

iii. Guarantees:

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv. Type:

Subordinated. See item “vii” – Other relevant characteristics.

v. Possible restrictions imposed on the issuer with respect to:

• the distribution of dividends: Not applicable.

• the disposal of certain assets: Not applicable.

• the contracting of new debt: Not applicable.

• the issue of new securities: Not applicable.

• corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of

Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the

Notes.

vi. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated

Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated

Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution

No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes,

the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

vii. Other relevant characteristics:

xxv. The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

xxvi. The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17,

2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the

Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

Of the total amount of the seventh issue of Subordinated Notes, US$170,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes.

xxvii. The Subordinated Notes are issued solely as book-entry notes.

xxviii. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and

Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

xxix. The Dealers of this issue are Banco Itaú BBA International, S.A. – London Branch, BB Securities Ltd., J.P.

Morgan Securities LLC, and Santander Investment Securities Inc. An authorization from the Luxembourg

Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was

November 13, 2012.

xxx. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the

United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities.

xxxi. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

xxxii. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price,

repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the

Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

xxxiii. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of

August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Eighth Issue

a. Identification of the security, indicating the Jurisdiction: Medium-Term Senior Notes (“Notes”)

iii. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total Face Value: USD 1,050,000,000.00

d. Issue Date: May 26, 2015.

e. Debt balance on December 31, 2018: Notes matured on May 26, 2018

f. Restrictions on Outstanding Securities:

• The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule

144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are

Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

• The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Notes will be cancelled in the aforementioned case.

Formula for Calculation of the Redemption Amount:

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00.

i. When securities are debt-related, please indicate, when applicable:

i. Maturity, including early maturity conditions

The maturity date of the Notes is May 26, 2018.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time,

the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount.

Should the Issuer (a) suspend the payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values,

if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or becomes unable to honor its debts, (iii)

propose a court-supervised reorganization or bankruptcy plan or promote any other action which implies a change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission.

In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity for the most recent fiscal quarter.

Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity.

ii. Interest:

These are fixed-rate Notes, of which interest rate is 2.85% p.a.

The payments of principal and interest will be made by The Bank of New York Mellon. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 26 and November 26, beginning November 26, 2015.

iii. Guarantees: Not applicable.

iv. Type: Unsecured.

v. Possible restrictions imposed on the issuer with respect to:

• the distribution of dividends: Not applicable.

• the disposal of certain assets: Not applicable.

• the contracting of new debt: Not applicable.

• the issue of new securities: Not applicable.

• corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of

Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the

Notes.

vi. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Notes, without the consent of their holders,

such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature;

(iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v)

to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with an allowed corporate restructuring process; (viii) that are made for other modifications that do not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the

Trustee as soon as possible.

vii. Other relevant characteristics:

The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the

Issuer’s current and future unsecured obligations of the Issuer.

The Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Notes are issued solely as book-entry notes.

The Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer

Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are BB Securities Ltd., Citigroup Global Markets Inc., Itaú BBA International plc,

Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Santander Investment Securities Inc.

An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was on May 26, 2015.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the

United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Ninth Issue

a. Identification of the security, indicating the Jurisdiction: Tier 1 Subordinated Notes (“Notes”)

xxxiv. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00 thereafter.

c. Total Face Value: US$1,250,000,000.00

d. Issue Date: December 12, 2017

e. Debt balance on December 31, 2018: R$ 4,897,020,675.96

f. Restrictions on Outstanding Securities:

• The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule

144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are

Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

• The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Notes by virtue of a regulatory event: Subject to the prior authorization from the Central

Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event.

Early redemption of Notes at the issuer’s discretion: Subject to the authorization from the Central Bank of

Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Notes will be cancelled in all the aforementioned cases.

Formula for Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

Early redemption of Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00.

i. When securities are debt-related, please indicate, when applicable:

ii. Maturity, including early maturity conditions

Perpetual notes with no maturity date.

Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than

15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item “vii” – Other relevant characteristics), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts.

Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the

Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings,

it being clear that the payment of the Notes should observe the terms of subordination. The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered an Event of Default and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party.

ii. Interest:

The Notes are subject to a fixed interest rate of 6.125% p.a., which will be effective until the fifth anniversary of their issue. As from this date, inclusive, the interest rate will be recalculated every five years based on the interest rate of the U.S. Treasury Bonds for the same period.

The payments of principal and interest will be made by The Bank of New York Mellon, London and New

York branches, and The Bank of New York Mellon (Luxembourg) S.A.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 12 and December 12, beginning June 12, 2018.

iii. Guarantees:

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv. Type:

Subordinated. See item “vii” – Other relevant characteristics.

v. Possible restrictions imposed on the issuer with respect to:

• the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item “vii” - Other relevant characteristics).

• the disposal of certain assets: Not applicable.

• the contracting of new debt: Not applicable.

• the issue of new securities: Not applicable.

• corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the entity resulting from such corporate restructuring process that had substantially assumed all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred immediately after the corporate restructuring process; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the entity resulting from the corporate restructuring process legally assumed all the obligations under the Notes.

vi. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Notes, without the consent of their holders,

such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature;

(iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v)

that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Notes by the Trustee, at its discretion.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series,

solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1,

2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and the subordination of these Notes.

vii. Other relevant characteristics:

The Notes are direct, unsecured and subordinated obligations of the Issuer and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The

Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,192

The Notes were established by the Amended and Restated Trust Deed, dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes,

as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms,

following the model agreed upon by the Issuer and the Trustee.

The Notes are issued solely as book-entry notes

The Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated

Dealer Agreement dated August 4, 2016, as amended from time to time.

The Dealers of this issue are BB Securities Ltd., Itau BBA International plc, J.P. Morgan Securities LL, Merrill

Lynch, Pierce, Fenner & Smith Incorporated and Standard Chartered Bank. An authorization from the

Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was December 12, 2017.

i. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the

United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities.

ii. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits provided for in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the conditions of subordination. The Notes so purchased will not entitle the Issuer to attend the general meetings of the holders of Notes nor will they be computed for quorum purposes in these meetings.

Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer’s shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National

Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed an Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part.

The Notes may be permanently extinguished in the event that (i) some of the Issuer’s operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the

Central Bank of Brazil determines either a special temporary administration system or intervention in the

Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council. The extinction of the Notes will not be deemed an Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part.

Tenth Issue

a. Identification of the security, indicating the Jurisdiction: Tier 1 Subordinated Notes (“Notes”)

i. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00 thereafter.

c. Total Face Value: US$750,000,000.00

d. Issue Date: March 19, 2018

e. Debt balance on December 31, 2018: US$750,000,000.00

f. Restrictions on Outstanding Securities:

• The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule

144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are

Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

• The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Notes by virtue of a regulatory event: Subject to the prior authorization of the Central

Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality at any time, upon prior notice to the holders of the Notes, should there be a regulatory event

Early redemption of Notes at the issuer’s discretion: Subject to the authorization from the Central Bank of

Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes.

The Notes may not be early redeemed at the holders’ discretion.

The Notes will be cancelled in all the aforementioned cases.

Formula for Calculation of the Redemption Amount:

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

Early redemption of Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00.

i. When securities are debt-related, please indicate, when applicable:

i. Maturity, including early maturity conditions

Perpetual notes with no maturity date.

Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than

15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item “vii” – Other relevant characteristics), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts.

Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the

Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings,

it being clear that the payment of the Notes should observe the terms of subordination. The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered an Event of Default and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party.

iii. Interest:

The Notes are subject to a fixed interest rate of 6.50% p.a., which will be effective until the fifth anniversary of their issue. As from this date, inclusive, the interest rate will be recalculated every five years based on the interest rate of the U.S. Treasury Bonds for the same period.

The payments of principal and interest will be made by The Bank of New York Mellon, London and New

York branches, and The Bank of New York Mellon (Luxembourg) S.A.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on March 19 and September 19, beginning September 19, 2018.

viii. Guarantees:

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

ix. Type:

Subordinated. See item “vii” – Other relevant characteristics.

x. Possible restrictions imposed on the issuer with respect to:

• the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item “vii” – Other relevant characteristics).

• the disposal of certain assets: Not applicable.

• the contracting of new debt: Not applicable.

• the issue of new securities: Not applicable.

• corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the entity resulting from such corporate restructuring process that had substantially assumed all the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred immediately after the corporate restructuring process; (c) the Issuer certifies that it complied with these conditions and presents an independent

The Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer

Agreement dated August 4, 2016, as amended from time to time.

The Dealers of this issue are BB Securities Ltd., BNP Paribas Securities Corp., Merrill Lynch, Pierce, Fenner

& Smith Inc., HSBC Securities (USA) Inc. and Itau BBA USA Securities, Inc. An authorization from the

Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2018.

i. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the

United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities.

ii. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price,

repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings.

Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer’s shares, (iii) in the event that the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National

Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed an Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part.

The Notes may be permanently extinguished in the event that (i) some of the Issuer’s operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation,; (iii) the Central Bank of

Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the

Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council. The extinction of the Notes will not be deemed an Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part.

Eleventh Issue

a. Identification of the security, indicating the Jurisdiction: Tier II Subordinated Notes (“Notes”)

iii. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00 thereafter.

c. Total Face Value: US$750,000,000.00

d. Issue Date: November 21, 2019

e. Debt balance on November 11, 2019: US$750,000,000.00

f. Restrictions on Outstanding Securities

• The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933

(“144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

• The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into Shares: Not applicable.

h. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Notes for tax reasons: As from the fifth anniversary of the Issue Date, subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Notes may be redeemed at the Issuer`s discretion, always in their totality and at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Notes by virtue of a regulatory event: Subject to the prior authorization of the Central

Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority,

establishing that the Notes are not classified as belonging to Tier II of the Referential Equity.

The Notes may not be early redeemed at the holders’ discretion.

The Notes will be cancelled in all the aforementioned cases.

Formula for Calculation of the Redemption Amount:

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When securities are debt-related, please indicate, when applicable:

ii. Maturity, including early maturity conditions

The maturity date of the Notes is November 21, 2029.

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time,

the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the Early Redemption Amount.

(i) If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Notes should observe the terms of subordination.

iv. Interest:

These are fixed-rate Notes, of which interest rate is 4.5% p.a. until the 5th anniversary of the issue date. On the 5th anniversary of the issue date, the interest rate will be recalculated based on the prevailing interest rate on the securities issued by the United States of America Treasury for the same period plus the Credit

Spread (equal to 2.822%).

The payments of principal and interest will be made by The Bank of New York Mellon, London and New

York branches, and The Bank of New York Mellon (Luxembourg) S.A.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 21 and November 21, beginning May 21, 2020.

viii. Guarantees:

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

ix. Type:

Subordinated. See item “J” – Other relevant characteristics.

x. Possible restrictions imposed on the issuer with respect to:

• the distribution of dividends: Not applicable.

• the disposal of certain assets: Not applicable.

• the contracting of new debts: Not applicable.

• the issue of new securities: Not applicable.

• corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of

Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the

Notes.

xi. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Notes, without the consent of their holders,

such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature;

(iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v)

that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series,

solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1,

2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes.

xii. Other relevant characteristics:

iv. The Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for tier 1 debt obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with

Resolution No. 4,192.

v. The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17,

2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the

Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

vi. The Subordinated Notes are issued solely as book-entry notes.

vii. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and

Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

viii. The Dealers of this issue are Itau BBA USA Securities, Inc, BB Securities Limited, J.P. Morgan Securities

LLC , Goldman Sachs & Co.LLC and HSBC Securities (USA) Inc. An authorization from the Luxembourg

Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was

November 21, 2019.

ix. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the

United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” Restrictions on Outstanding Securities.

x. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

xi. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price,

repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings.